Exhibit 4.2

AMENDMENT CONVERTIBLE
PROMISSORY NOTES DOCUMENT
A-04192011 and B-04192011a-d

The parties agreed that the following Convertible Promissory Notes by and between Silver Dragon Resources, Inc. and JMJ Financial are herby amended as follows:

  Section 3.9. If Holder has opinion provided by its counsel, it will be at Holder’s expense.

  Delivery of Conversion Shares. All references to two day delivery of conversion shares is changed to three days.

ALL OTHER TERMS AND CONDITIONS OF THE ORIGINAL CONVERTIBLE PROMISSORY NOTE DOCUMENTS REMAIN IN FULL FORCE AND EFFECT.

Please indicate acceptance and approval of this amendment by signing below:

/s/ Marc Hazout	/s/ JMJ Financial
Marc Hazout	JMJ Financial
President & CEO	Its Principal
Silver Dragon Resources, Inc.